Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Results of Shareholder Meeting
& Appointment of Jennifer Traub as Board Chair

Toronto, ON – May 9, 2024. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) is pleased to report that the nominees listed in the management proxy circular dated March 28, 2024 (the “Circular”) for the Annual General Meeting of Shareholders held in Toronto today (the “Meeting”) were elected as directors of the Company.

David Cates, Director, President and CEO of Denison commented, “The Board and management of Denison extend their sincere gratitude to Mr. Ron Hochstein, who did not stand for re-election at the Meeting, for nearly 25-years of service on the Board since his appointment in 2000. As Director, Board Chair, and the Company’s previous CEO, Ron made countless invaluable contributions to the strategic direction of the Company and development of several members of the management team. Under Ron’s oversight as Board Chair, Denison has emerged from an extended period of challenging uranium markets with an incredibly exciting Saskatchewan-based project portfolio and a team motivated to deliver on the development of the Company’s flagship Phoenix deposit. Ron continues to have a significant ownership position in the Company and has graciously agreed to serve the Company as an advisor to the Board in support of our efforts to develop Phoenix.

On behalf of the Board, I’m also pleased to announce the appointment of Ms. Jennifer Traub as the Company’s new Board Chair. Jennifer is a partner in the Securities Group, and Co-Chair of the Mining Group, at Cassels Brock & Blackwell LLP and has been recognized as a legal leader in the Canadian resource sector. Jennifer joined the Denison Board in 2021, contributing her dynamic advisory and leadership experience to Denison’s governance, and the Board and management are pleased she has agreed to this expanded role.”

All other items of business presented to its shareholders at the Meeting, as more particularly described in the Circular, were approved. Detailed results of the vote by proxy for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
David Cates	384,833,396	99.58%	1,619,036	0.42%
Brian Edgar	383,841,473	99.32%	2,610,960	0.68%
Jong Ho Hong	385,348,852	99.71%	1,103,581	0.29%
David Neuburger	382,086,817	98.87%	4,365,616	1.13%
Laurie Sterritt	381,856,131	98.81%	4,596,301	1.19%
Jennifer Traub	371,577,666	96.15%	14,874,765	3.85%
Patricia Volker	381,607,250	98.75%	4,845,181	1.25%

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results which has been filed under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix Feasibility Study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Study submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 69.35% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’. In particular, this news release contains forward-looking information pertaining to the following: Denison’s expectations with respect to the Wheeler River project; the composition of the Denison Board; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.